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                              ONESOFT CORPORATION
                       1505 Farm Credit Drive, Suite 100
                               McLean, VA 22102

                                  May 5, 2000

VIA EDGAR
---------
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:  James M. Daly
            Mail Stop 4-6

      Re:  OneSoft Corporation - Registration Statement
           on Form 8A File Number 000-30097
           --------------------------------

Dear Mr. Daly:

     OneSoft Corporation (the "Company") hereby withdraws its Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the "SEC") on March 24, 2000 (the "Registration Statement"). The Company is withdrawing the Registration Statement permanently.

     Any questions should be addressed to Cynthia J. Larose, Esq. or Kristin L. Antall, Esq. at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone (617) 542-6000.

     Thank you.

                                     ONESOFT CORPORATION


                                     By: s/s Frederick C. Hawkins
                                         --------------------------------
                                         Frederick C. Hawkins
                                         Acting Chief Financial Officer


cc:  James W. MacIntyre, IV, Chief Executive Officer
     Jonathan L. Kravetz, Esq.
     Cynthia J. Larose, Esq.
     Kristin L. Antall, Esq.